FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT
Enel Chile S.A
Inscription in Securities Register N° 1139

Santiago, December 20, 2017

Ger. Gen. N°  044 /2017

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, under Securities Market Law N°18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you of the following significant event:

In its session held today, the Board of Directors of Enel Chile S.A., unanimously agreed to distribute an interim dividend of Ch$ 0.75642 per share on January 26, 2018, attributable to the 2017 fiscal period, corresponding to 15% of net income as of September 30, 2017, in accordance with the Company’s dividend policy.

As set forth in Circular Letter No. 660 of 1986, I enclose herewith, the two forms related to the above-mentioned final dividend.

Sincerely,

Nicola Cotugno

Chief Executive Officer

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE ONLY:

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original Information : YES (YES/NO) 0.02 Dispatch Date : 12/20/2017 (MM/DD/YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

                                                                                                                       Dispatch date

1.01 Tax Number : 76,536,353-5.                                                   1.02 Original Form. : 12/20/2017 (MM/DD/YY)

1.03 Company:   ENEL CHILE S.A.

1.04 N° Securities Registry N°:   1139                                                1.05 Affected series:  UNIQUE

1.06 Stock Exchange Code:   ENELCHILE                                               07  Individualization of the movement :  4_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date      : 12/20/2017 (MM/DD/YY)

2.02 Agreement Settlement: 3 (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting / 3: Board Meeting )

2.03 Dividend Amount: Ch $ 37,134,944,063.-                                                2.04 Type of currency  : Ch$ .

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 49,092,772,762 3.02 Closing date: 01/20/2018 (MM/DD/YY)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: _ 1_ (1: Interim / 2: Definitive minimum by law  / 3 Definitive additional or eventual)

4.02 Year ended :  09/30/17 (MM/DD/YY)

4.03 Form of Payment :   1_     (1: Cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or other companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional cash or shares)

5.01 Payment in cash: Ch$ 0.75642 per share. 5.02 Currency type: Ch$ 5.03 Payment date : 01/26/18 (MM/DD/YY)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date                     :      /    /     (MM/DD/YY)

6.02 Expiration Option Date   :      /    /     (MM/DD/YY)

6.03 Date of the distribution of shares  :      /    /     (MM/DD/YY)

6.04 Series to choose               :                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement   :                                 (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer       :                        (Only of the option is basedin shares of which the Company owns)

6.07 Ticker local Exchange      :                        .

6.08 Factor of shares   :                           shares to be received by one share with right

6.09 Share price            :                     /share.                                                   6.10 Currency type: Ch$.

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the Net Income for the fiscal year 2017 and corresponds to 15% of the liquid income for the year as of September 30, 2017.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from January 26th, 2018, at any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00 hours. This last mode will be also used for all those shareholders who have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on January 17th , 2018.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share: In accordance with the provisions of the Circular N° 660 of 1986 of the Superintendence of Securities and Insurance, in number 5.01 of the present form is indicated as amount in Chilean pesos to pay for action a number consisting of five decimal places, approaching the fifth decimal to the nearest integer. However that, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is the sum of Ch$ 0,756423847619666.

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE: __________________________

NAME OF THE LEGAL REPRESENTATIVE: : NICOLA COTUGNO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: December 21, 2017